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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Accelrys, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to purchase Common Stock, par value $0.0001 per share, with an exercise price greater than $9.00 per share
(Title of Class of Securities)

0043OU103
(CUSIP Number of Class of Securities (Underlying Common Stock))

David R. Mersten
Senior Vice President, General Counsel and Secretary
10188 Telesis Court
San Diego, California 92121-1761
(858) 799-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

Copy to:

Carl R. Sanchez, Esq.
Paul, Hastings, Janofsky & Walker LLP
3579 Valley Centre Drive
San Diego, CA 92130
(858) 720-2500

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$888,709.00	$95.09
(1)
Calculated solely for purposes of determining the filing fee. This amount assumes that all eligible options to purchase 504,963 shares of common stock of Accelrys, Inc. will be exchanged for Restricted Stock Units ("RSUs") for the purchase of 131,078 shares of common stock of Accelrys, Inc. pursuant to this offer, which may not occur. The aggregate value of such RSUs is approximately $888,709.00, which is calculated based on the average of the high and low prices of Accelrys, Inc. common stock as reported on the Nasdaq Global Market on July 14, 2006.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for Fiscal Year 2006 issued by the Securities and Exchange Commission, equals $107.00 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
Third-party tender offer subject to Rule 14d-1.

☒
Issuer tender offer subject to Rule 13e-4.

☐
Going-private transaction subject to Rule 13e-3.

☐
Amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.

        The information set forth under the heading "Summary Term Sheet" (the "Summary Term Sheet") in the Offer to Exchange Outstanding Options to Purchase Common Stock Having an Exercise Price of Greater Than $9.00 Per Share for Restricted Stock Units, dated July 28, 2006 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2. Subject Company Information.

        (a)    Name and Address.    The name of the issuer is Accelrys, Inc., a Delaware corporation (the "Company"), and the address and telephone number of its principal executive offices are 10188 Telesis Court, San Diego, California 92121-1761; (858) 799-5000. The information set forth in Section 14 ("Information About Us") of the Offer to Exchange is incorporated herein by reference.

        (b)    Securities.    The information set forth in the Summary Term Sheet and in Section 1 ("Number of RSUs; Expiration Date") and Section 7 ("Terms of RSUs") of the Offer to Exchange is incorporated herein by reference.

        (c)    Trading Market and Price.    The information set forth in Section 6 ("Price Range of Common Stock") of the Offer to Exchange is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

        (a)    Name and Address.    The information set forth in Item 2(a) above and Schedule A ("Information About Our Directors and Executive Officers") to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

        (a)    Material Terms.    The information set forth in the Summary Term Sheet, the Offer to Exchange and Schedule A ("Information About Our Directors and Executive Officers), Schedule B ("Addenda for Employees Located Outside the U.S.") and the Questions and Answers regarding the Offer to Exchange is incorporated herein by reference.

        (b)    Purchases.    The information set forth in Section 8 ("Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Options") of the Offer to Exchange is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        (e)    Agreements Involving the Subject Company's Securities.    The information set forth in Section 8 ("Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Options") of the Offer to Exchange is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

        (a)    Purposes.    The information set forth in Section 2 ("Purpose of the Offer to Exchange") of the Offer to Exchange is incorporated herein by reference.

        (b)    Use of Securities Acquired.    The information set forth in Section 1 ("Number of RSUs; Expiration Date") of the Offer to Exchange is incorporated herein by reference.

        (c)    Plans.    The information set forth in Section 2 ("Purpose of the Offer to Exchange") and Section 8 ("Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Options") of the Offer to Exchange is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

        (a)    Source of Funds.    The information set forth in Section 1 ("Number of RSUs; Expiration Date") of the Offer to Exchange is incorporated herein by reference.

        (b)    Conditions.    The information set forth in Section 5 ("Conditions of the Offer to Exchange") of the Offer to Exchange is incorporated herein by reference.

        (d)    Borrowed Funds.    Not applicable.

Item 8. Interest in Securities of the Subject Company.

        (a)    Securities Ownership.    The information set forth in Section 8 ("Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Options") of the Offer to Exchange is incorporated herein by reference.

        (b)    Securities Transactions.    The information set forth in Section 8 ("Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Options") of the Offer to Exchange is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

        (a)    Solicitations or Recommendations.    The information set forth in Section 13 ("Fees and Expenses") of the Offer to Exchange is incorporated herein by reference.

Item 10. Financial Statements.

        (a)    Financial Information.    The information set forth in Section 14 ("Information About Us") of the Offer to Exchange is incorporated herein by reference.

        (b)    Pro Forma Information.    Not applicable.

Item 11. Additional Information.

        (a)    Agreements, Regulatory Requirements and Legal Proceedings.    The information set forth in Section 10 ("Legal Matters; Regulatory Approvals") of the Offer to Exchange is incorporated herein by reference.

        (b)    Other Material Information.    Not applicable.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock Having an Exercise Price of Greater Than $9.00 Per Share for Restricted Stock Units, dated July 28, 2006.
(a)(1)(B)	Election Form.
(a)(1)(C)	Withdrawal Form.
(a)(1)(D)	Letter from Mark J. Emkjer, dated July 17, 2006, related to Accelrys, Inc. Option Exchange Program
(a)(1)(E)	Restricted Stock Unit Award Agreement (For Residents of the United States, France and Japan)
(a)(1)(F)	Restricted Stock Unit Award Agreement (For Residents of India)
(a)(1)(G)	Restricted Stock Unit Award Agreement (For Residents of the United Kingdom)
(b)	Not applicable.

(d)(1)	Accelrys, Inc. Amended and Restated 2004 Stock Incentive Plan. Filed as an exhibit to the Company's Registration Statement on Form S-8 dated August 26, 2005 and incorporated herein by reference.
(d)(2)	Accelrys, Inc. 2004 New-Hire Equity Incentive Plan. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2005 and incorporated herein by reference.
(d)(3)	Accelrys, Inc. 2000 Stock Option Plan. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference.
(d)(4)	Accelrys, Inc. 1996 Equity Incentive Plan.
(d)(5)	Amended Accelrys, Inc. 1994 Incentive Stock Plan. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 and incorporated herein by reference.
(d)(6)	Amendment No. 1 to Accelrys, Inc. 1994 Incentive Stock Plan. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference.
(d)(7)	Amendment No. 2 to Accelrys, Inc. 1994 Incentive Stock Plan. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference.
(d)(8)	Amendment No. 3 to Accelrys, Inc. 1994 Incentive Stock Plan. Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 and incorporated herein by reference.
(d)(9)	Amendment No. 4 to Accelrys, Inc. 1994 Incentive Stock Plan. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference.
(d)(10)	Amendment No. 5 to Accelrys, Inc. 1994 Incentive Stock Plan. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference.
(d)(11)	Amendment No. 6 to Accelrys, Inc. 1994 Incentive Stock Plan. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference.
(d)(12)	Amendment No. 7 to Accelrys, Inc. 1994 Incentive Stock Plan. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference.
(d)(13)	Amendment No. 8 to Accelrys, Inc. 1994 Incentive Stock Plan. Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 and incorporated herein by reference.
(d)(14)	Amendment No. 9 to Accelrys, Inc. 1994 Incentive Stock Plan. Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 and incorporated herein by reference.
(d)(15)	Form of Restricted Stock Award Agreement pursuant to Amended and Restated 2004 Stock Incentive Plan. Filed as an exhibit to the Company's Registration Statement on Form S-8 dated August 26, 2005 and incorporated herein by reference.
(d)(16)	Form of Restricted Stock Unit Award Agreement pursuant to Amended and Restated 2004 Stock Incentive Plan. Filed as an exhibit to the Company's Registration Statement on Form S-8 dated August 26, 2005 and incorporated herein by reference.
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACCELRYS, INC.
By:	/s/ MARK J. EMKJER Mark J. Emkjer President and Chief Executive Officer

Date: July 17, 2006

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock Having an Exercise Price of Greater Than $9.00 Per Share for Restricted Stock Units, dated July 28, 2006.
(a)(1)(B)	Election Form.
(a)(1)(C)	Withdrawal Form.
(a)(1)(D)	Letter from Mark J. Emkjer, dated July 17, 2006, related to Accelrys, Inc. Option Exchange Program
(a)(1)(E)	Restricted Stock Unit Award Agreement (For Residents of the United States, France and Japan)
(a)(1)(F)	Restricted Stock Unit Award Agreement (For Residents of India)
(a)(1)(G)	Restricted Stock Unit Award Agreement (For Residents of the United Kingdom)
(b)	Not applicable.
(d)(1)	Accelrys, Inc. Amended and Restated 2004 Stock Incentive Plan. Filed as an exhibit to the Company's Registration Statement on Form S-8 dated August 26, 2005 and incorporated herein by reference.
(d)(2)	Accelrys, Inc. 2004 New-Hire Equity Incentive Plan. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2005 and incorporated herein by reference.
(d)(3)	Accelrys, Inc. 2000 Stock Option Plan. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference.
(d)(4)	Accelrys, Inc. 1996 Equity Incentive Plan.
(d)(5)	Amended Accelrys, Inc. 1994 Incentive Stock Plan. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 and incorporated herein by reference.
(d)(6)	Amendment No. 1 to Accelrys, Inc. 1994 Incentive Stock Plan. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference.
(d)(7)	Amendment No. 2 to Accelrys, Inc. 1994 Incentive Stock Plan. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference.
(d)(8)	Amendment No. 3 to Accelrys, Inc. 1994 Incentive Stock Plan. Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 and incorporated herein by reference.
(d)(9)	Amendment No. 4 to Accelrys, Inc. 1994 Incentive Stock Plan. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference.
(d)(10)	Amendment No. 5 to Accelrys, Inc. 1994 Incentive Stock Plan. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference.
(d)(11)	Amendment No. 6 to Accelrys, Inc. 1994 Incentive Stock Plan. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference.
(d)(12)	Amendment No. 7 to Accelrys, Inc. 1994 Incentive Stock Plan. Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference.

(d)(13)	Amendment No. 8 to Accelrys, Inc. 1994 Incentive Stock Plan. Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 and incorporated herein by reference.
(d)(14)	Amendment No. 9 to Accelrys, Inc. 1994 Incentive Stock Plan. Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 and incorporated herein by reference.
(d)(15)	Form of Restricted Stock Award Agreement pursuant to Amended and Restated 2004 Stock Incentive Plan. Filed as an exhibit to the Company's Registration Statement on Form S-8 dated August 26, 2005 and incorporated herein by reference.
(d)(16)	Form of Restricted Stock Unit Award Agreement pursuant to Amended and Restated 2004 Stock Incentive Plan. Filed as an exhibit to the Company's Registration Statement on Form S-8 dated August 26, 2005 and incorporated herein by reference.
(g)	Not applicable.
(h)	Not applicable.

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SIGNATURE
INDEX TO EXHIBITS